COLOR STAR TECHNOLOGY CO., LTD.
ATTN: LILI JIANG
7 WORLD TRADE CENTER, SUITE 4621
NEW YORK, NY 10007

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VOTE BY MAIL
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TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D97705-TBD — KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. — DETACH AND RETURN THIS PORTION ONLY

COLOR STAR TECHNOLOGY CO., LTD.

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
1. To consider and vote upon a proposal to alter the share capital of the Company by:	☐	☐	☐

1a. The conversion of each issued paid up Ordinary Share with a par value of $0.04 each into stock (the "**Stock**");

1b. the alteration of the authorized issued share capital of the Company from (i) US$32,000,000 divided into 800,000,000 Ordinary Shares with a par value of US$0.04 each; to (ii) 700,000,000 Class A Ordinary Shares with a par value of $0.04 each and 100,000,000 Class B Ordinary Shares with a par value of US$0.04 each, in each case having the rights and subject to the restrictions set out in the Fifth Amended and Restated Memorandum of Association and Articles of Association of the Company to be adopted pursuant to resolution 2 below; and

1c. The reconversion of the Stock into:

1ca. 1,200,000 Class B Ordinary Shares to be issued as fully paid in the name of Vast Ocean Inc. ("**Vast Ocean**");

1cb. one Class A Ordinary Share to be issued as fully paid in the name of each member, excluding the members issued Class B Ordinary Shares pursuant to the foregoing paragraph (a), for each Ordinary Share which was registered in the name of a member (excluding the members issued Class B Ordinary Shares pursuant to the foregoing paragraph (a)) prior to the application of this resolution (collectively, the "**Share Capital Amendment Proposal**"); authorization of the Share Capital Amendment Proposal requires a special resolution;

	For	Against	Abstain
2. To approve as a special resolution that the Fifth Amended and Restated Memorandum of Association and Articles of Association of the Company attached hereto as Appendix A (the "**Amended M&A**") in substitution for the existing Fourth Amended and Restated Memorandum and Articles of Association of the Company (the "**Articles Amendment Proposal**"); authorization of the Articles Amendment Proposal and Amended M&A requires a special resolution;	☐	☐	☐
3. To consider and vote upon a proposal to approve and adopt the Company's 2023 Equity Incentive Plan and all transactions contemplated thereunder, including the reservation and issuance of shares (the "**2023 Equity Incentive Plan Proposal**"); authorization of the 2023 Equity Incentive Plan Proposal requires an ordinary resolution;	☐	☐	☐
4. To consider and vote upon a proposal to elect and/or re-elect, as applicable, Wei Zhang, Louis Luo, Ahmad Khalfan Ahmad Saeed Almansoori, Hung-Jen Kuo, Honglei Jiang, Ahmed Essa Mohammad Saleh and Muhammad Irfan (the "**Director Nominees**") to serve on the Board until their death, resignation, or removal (the "**Election of Directors Proposal**"); authorization of the Election of Directors Proposal requires an ordinary resolution;	☐	☐	☐
5. To ratify the appointment of Audit Alliance LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2023 (the "**Ratification of Appointment of Auditors Proposal**"); authorization of the Ratification of Appointment of Auditors Proposal requires an ordinary resolution;	☐	☐	☐
6. To consider, vote upon and approve the registered office of the Company to make all required filings with the Registrar of Companies of the Cayman Islands in relation to the above resolutions and the Company's Transfer Agent to make all relevant updates to the Company's register of members (the "**Filing Proposal**"); authorization of the Filing Proposal requires an ordinary resolution; and	☐	☐	☐
7. To consider and take action upon such other matters as may properly come before the Annual General Meeting or any adjournment or postponement thereof (the "**Adjournment Proposal**"); authorization of the Adjournment Proposal requires an ordinary resolution.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Proxy Statement is available at www.proxyvote.com.

D97706-TBD

COLOR STAR TECHNOLOGY CO., LTD.
Annual General Meeting of the Shareholders
March 24, 2023 at 9:00 a.m. E.T. (i.e., March 24, 2023 at 9:00 p.m., Beijing time)
This proxy is solicited by the Board of Directors

The undersigned shareholder(s) of Color Star Technology Co., Ltd. hereby appoint(s) Mr. Louis Luo and Ms. Wei Zhang as proxies, or either of them, as proxies, each with the power to appoint his/her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of Color Star Technology Co., Ltd., a Cayman Islands exempted company (the "Company") that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held on March 24, 2023, located at Angsana Hangzhou Hotel, No. 21 Zijingang Road, Xihu District, Hanghzou 310030, China, and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS.

Continued and to be signed on reverse side